UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. IC-29823 / September 27, 2011

_____

In the Matter of   :
                                                                              :
FS Variable Annuity Account Nine   :
200 Liberty Street   :
New York, NY 10281   :
                                                                              :
(811-21230)   :
_____:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

FS Variable Annuity Account Nine ("Applicant") filed an application on March 17, 2011,
and an amended and restated application on June 24, 2011, under section 8(f) of the
Investment Company Act of 1940 ("1940 Act"), requesting an order declaring that it has
ceased to be an investment company as defined by the 1940 Act.

On August 26, 2011, a notice of filing of the application was issued (Investment
Company Act Release No. IC-29770). The notice gave interested persons an opportunity
to request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, pursuant to section 8(f) of the 1940 Act, that the registration of FS Variable Annuity Account Nine (811-21230) under the 1940 Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary